Nixon Peabody
                                100 Summer Street
                        Boston, Massachusetts 02110-2131


                                William E. Kelly
            Direct Dial: (617) 345-1195 / Direct Fax: (866) 743-4899
                         e-mail: wkelly@nixonpeabody.com


                                 March 26, 2007



Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Attention:        Russell Mancuso, Esq.
                  Donald C. Hunt, Esq.

         Re:      Biophan Technologies, Inc.
                  Amendment No. 3 to Registration Statement on Form S-1 File No. 333-138632


Ladies and Gentlemen:

      On behalf of Biophan Technologies, Inc. (the "Company") we are, in accordance with Rule 101(a)(1)(i) of Regulation S-T, electronically submitting for filing, pursuant to the Securities Act of 1933, Amendment No. 3 to the above-referenced Registration Statement (the "Registration Statement"). This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from Amendment No. 2 to the Registration Statement, filed on February 27, 2007.

      Amendment No. 3 contains changes in response to the comments to Amendment No. 2 to the Registration Statement made in a letter to Michael L. Weiner, the CEO of the Company, dated March 13, 2007, from Russell Mancuso, Branch Chief. The responses of the Company to Mr. Mancuso's comments are set forth below and are keyed to the sequential numbering of the comments contained in Mr. Mancuso's letter.

1. Generally it is inconsistent with section 5 of the Securities Act to renegotiate the terms of a private transaction after the related securities are the subject of a resale registration statement. Please provide us your detailed analysis of how your forbearance and related agreements with the selling stockholders are consistent with section 5.

                        Interpretation 3S published in the March 1999 Supplement to the Division of Corporation Finance: Manual of Publicly Available Telephone Interpretations provides, in pertinent part, that "[i]n a PIPE transaction (private-investment, public-equity), the staff will not object if a company registers the resale of securities prior to their issuance if the company has completed a
                        Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of the resale registration statement." The Company believes that the issuance and sale to the selling stockholders of the Convertible Notes and Warrants, upon the conversion or exercise of which the shares of common stock covered by the Registration Statement are issuable, constituted a completed transaction and that nothing in the parties' subsequent behavior, including the Forbearance Agreement, is inconsistent with that view.

Securities and Exchange Commission
March 26, 2007
Page 2

                        The Convertible Notes include provisions requiring the Company to make monthly repayments of principal commencing on February 13, 2007. Failure to make any such payment constitutes an Event of Default under the Convertible Notes. Repayments must be made in cash unless a registration statement covering the resale of the shares of Common Stock issuable under the Convertible Notes has been declared effective, in which case the Company may satisfy its repayment obligations through the issuance of shares of Common Stock. On February 13, 2007 the Registration Statement had not yet been declared effective and, in order to preserve cash, the Company elected not to make the scheduled principal repayment. In the Forbearance Agreement the selling stockholders agreed to forbear, until March 31, 2007, from enforcing their rights upon an Event of Default. The Convertible Notes were not amended by the Forbearance Agreement and none of the selling stockholders' rights under the Convertible Note were modified or waived; the Forbearance Agreement merely defers enforcement of those rights.

                        None of the Warrants issued by the Company in the October 2006 private placement of the Convertible Notes and Warrants was amended or modified in any way pursuant to the Forbearance Agreement. All of the Warrants, when originally issued, included standard anti-dilution provisions pursuant to which the exercise prices were automatically adjusted in the event of any issuance by the Company of shares of Common Stock or securities convertible into Common Stock at a price per share below the then-effective exercise prices of the Warrants. As consideration for the Forbearance Agreement, the Company issued to the selling stockholders warrants for the purchase of an aggregate of 60,000 shares of Common Stock at an exercise price of $0.51 per share. By the terms of the Warrants (unchanged since their issuance in October 2006), their exercise prices were automatically adjusted upon the dilutive issuance represented by the issuance of new warrants. This automatic adjustment would have occurred upon any dilutive issuance, regardless of the identity of the person to whom dilutive shares were issued.

Securities and Exchange Commission
March 26, 2007
Page 3

                        Although the Convertible Notes and Warrants, upon the conversion or exercise of which the shares of common stock covered by the Registration Statement are issuable, contain similar provisions for automatic adjustment of the conversion price or the exercise prices, as the case may be, upon a dilutive issuance such as occurred in connection with the Forbearance Agreement, the selling stockholders elected to waive application of the provision to those securities in light of the fact that they are the subject of the Registration Statement.

                        On the basis of the foregoing, the Company believes that the Forbearance Agreement did not constitute a renegotiation of the terms of the Notes and Warrants. Further, the selling stockholders waived application of the pre-existing anti-dilution provisions of the Notes and Warrants that are the subject of the Registration Statement and, consequently, only securities that are not covered by the Registration Statement were affected by the issuance of warrants pursuant to the Forbearance Agreement. The Company therefore believes that the Forbearance Agreement and the automatic anti-dilution adjustments resulting therefrom were consistent with
                        Section 5 of the Securities Act.

2. Please ensure that amendments you file disclose all required updated information. For example, you should include executive compensation information for the last completed fiscal year. See Release 33-8732A (August 29, 2006).

                        The Registration Statement has been revised to include the disclosure required by Items 402, 404 and 407 (paragraphs (a) and (e)(4)) of Regulation S-K for the fiscal year ended February 28, 2007.

      Amendment No. 3 also reflects (i) the updating of information regarding the market price for the Company's Common Stock and (ii) disclosure regarding a newly-elected member of the Company's Board of Directors.

      If you require any further information, please contact the undersigned at
(617) 345-1195.

                                                     Very truly yours,

                                                     /s/ William E. Kelly

                                                     William E. Kelly


WEK/tan
cc:  Darryl L. Canfield (Chief Financial Officer)